ALLSTATE LIFE INSURANCE COMPANY
LAW AND REGULATION DEPARTMENT
3100 Sanders Road, J5B
Northbrook, IL 60062

Allen Reed
Direct Dial 847 402-5745
Attorney

March 6, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:           Allstate Life Insurance Company
Registration Statement on Form S-3, File No. 333-178570

Ms. Samuel:

Pursuant to our discussion on March 3rd, please find attached a blacklined pdf of the prospectus filed in connection with Allstate Life Insurance Company’s RightFit Post Effective Amendment No. 1 to Form S-3 (File Nos. 333-178570; CIK No. 0000352736) (“Prospectus”).

The blacklining shows changes made to the prospectus during our review process with you.

If I can be of any assistance to facilitate this review, please feel free to contact me directly at (847) 402–7085.

Sincerely,

/s/ Allen R. Reed

Allen R. Reed
Senior Attorney
Financial Law & Regulation
Allstate Financial
Tel: (847) 402-7085
FAX: (847) 402-3781
Email: aree9@allstate.com